                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

               (RULE 13d-101. INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a))

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                      Integrated Healthcare Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45821T 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Kali P. Chaudhuri, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506
                                 (951) 782-8812
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                July 18, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                       (Page 1 of 8 Pages, Excluding Exhibits)

CUSIP No. 45821T 10 8                 13D                         Page 2 of 8

--------------------------------------------------------------------------------
1. Names of Reporting Persons.

     KALI P. CHAUDHURI
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization UNITED STATES
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           128,015,892 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           128,015,892 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 128,015,892
       (1)
--------------------------------------------------------------------------------
12. Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 56.8%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------


(1) The calculations contained on this page include 63,347,891 shares that Reporting Person may acquire under a purchase right that may become exercisable within 60 days and assume 161,973,929 shares of Issuer's common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

CUSIP No. 45821T 10 8                 13D                         Page 3 of 8

         Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Amendment No. 2 to
Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on December 8, 2006 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 12, 2007 relating to the common stock of the Issuer.

         All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D, as previously amended (the "Schedule 13D"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is amended and supplemented to reflect that personal funds of the Reporting Person were used in the July 18, 2008 transactions described in Item 4.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         On July 18, 2008, Issuer, Reporting Person and William E. Thomas ("Thomas") entered into a Securities Purchase Agreement ("SPA"). Under the SPA, Reporting Person paid $50,000 of personal funds for the right to invest up to an additional $6,968,268 in Issuer through the purchase of 63,347,891 additional shares of common stock at $0.11 per share. The purchase right can be exercised by Reporting Person from August 1, 2008 through January 10, 2009, and is subject to satisfaction or waiver of certain conditions at or prior to closing.

         Issuer also agreed to register for resale securities owned by Reporting Person and Thomas following demand pursuant to the SPA. The SPA provides Reporting Person and Thomas with pre-emptive rights to maintain their respective levels of ownership of Issuer's common stock by acquiring additional equity securities concurrent with future issuances by Issuer of equity securities or securities or rights convertible into or exercisable for equity securities. These pre-emptive and registration rights superseded and replaced their existing pre-emptive and registration rights contained or incorporated by reference in the Rescission, Restructuring and Assignment Agreement described in Items 4 and 6 of the Schedule 13D. Reporting Person affirmatively disclaims that Reporting Person and Thomas are acting as a group with respect to such rights.

         The SPA also contains a release, waiver and covenant not to sue Reporting Person in connection with Reporting Person's entry into the Option and Standstill Agreement described below and the consummation of the transactions contemplated under that agreement.

         Concurrent with the execution of the SPA, Reporting Person paid $3,731,732 of personal funds to exercise outstanding warrants to purchase 24,878,213 shares of Issuer's common stock from Issuer at an exercise price of $0.15 per share, which warrants were issued to Reporting Person and Thomas on or about January 27, 2005 and were scheduled to expire on or about July 27, 2008. Reporting Person acquired Thomas's warrant on July 18, 2008 by gift from Thomas.

         Concurrent with the execution of the SPA, Issuer and its subsidiaries entered into an Early Loan Payoff Agreement with Medical Provider Financial Corporation III ("MPFC III"), which lender holds a $10,700,000 convertible term note issued by Issuer on October 9, 2007, and its affiliates. Under the Early Loan Payoff Agreement, Issuer used the proceeds from Reporting Person's warrant exercise, and is obligated under the Early Loan Payoff Agreement to use the proceeds it receives from the future exercise, if any, of Reporting Person's purchase right under the SPA, plus additional Issuer funds as may then be necessary, to pay off early the remaining balance of the $10,700,000 convertible term note under the Early Loan Payoff Agreement.

         Also under the Early Loan Payoff Agreement, Medical Provider Financial Corporation I ("MPFC I") granted Issuer the right to extend the maturity date under its $80 Million Credit Agreement by one year, and Medical Provider Financial Corporation II ("MPFC II") granted Issuer the right to extend the maturity date under its $50 Million Credit Agreement by one year, subject to certain conditions including the full early payoff of the $10,700,000 convertible term note. Issuer also provided general releases, waivers and covenants not to sue to its lenders following the payoff in full of the $80 Million Credit Agreement and/or $50 Million Credit Agreement.

CUSIP No. 45821T 10 8                 13D                         Page 4 of 8

         Concurrent with the execution of the SPA, Reporting Person and MPFC I, MPFC II, MPFC III and Healthcare Financial Management & Acquisitions, Inc. ("HFMA"), entered into an Option and Standstill Agreement pursuant to which HFMA agreed to sell (i) the warrant dated October 9, 2007 issued by Issuer to HFMA to purchase a minimum of 16,880,484 shares of common stock of Issuer, as amended by amendment no. 1 dated July 18, 2008 (the "4.95% Warrant"), and (ii) the warrant dated December 12, 2005 issued by Issuer to HFMA to purchase a minimum of 26,097,561 shares of common stock of Issuer, as amended by amendment no. 1 dated affective as of April 26, 2006, amendment no. 2 dated October 9, 2007 and amendment no. 3 dated July 18, 2008 (the "31.09% Warrant", together with the 4.95% Warrant, the "Warrants"). The Warrants will not be sold to Reporting Person unless Reporting Person so elects within six years after Issuer pays off all remaining amounts due to MPFC II and MPFC I pursuant to the $80,000,000 Credit Agreement and the $50,000,000 Revolving Credit Agreement. HFMA also agreed not to exercise or transfer the Warrants unless a payment default occurs and remains uncured for a specified period. The Option and Standstill Agreement further provides that if the full early payoff of the $10,700,000 convertible note does not occur by January 10, 2009, then the Option and Standstill Agreement and Reporting Person's right to purchase the Warrants will terminate.

         The shares of Issuer's common stock acquired by Reporting Person in the July 18, 2008 transactions are subject to a limited irrevocable proxy in favor of Bruce Mogel ("Mogel"), as previously described in Item 4 of the Schedule 13D and further described in Item 5(b) of this Amendment.

         References to, and descriptions of the proxy, SPA, Early Loan Payoff Agreement and Option and Standstill Agreement in this Item 4 are qualified in their entirety by reference to Item 5 of the Schedule 13D, as amended hereby, and by reference to the full text of those documents, which are attached or incorporated by reference as exhibits hereto.

         As a result of the above-described transactions, Reporting Person may be deemed to be the beneficial owner of a majority of Issuer's common stock (see Item 5). Reporting Person intends to contact and consult with members of Issuer's board of directors, management and other stockholders of Issuer with regard to the election of directors, the voting of the proxy granted to Mogel, and other governance matters. Reporting Person may consider seeking representation on Issuer's board of directors. Reporting Person intends to encourage Issuer to maximize stockholder value through refinancing of Issuer's secured credit facilities referred to in Item 4 of the Schedule 13D ("Credit Facilities"). Reporting Person also intends to encourage, and may choose to assist, Issuer in curing any payment defaults that may occur under the Credit Facilities.

         Further, Reporting Person intends to exercise the purchase right described in Item 4 at any time between August 1, 2008 and January 10, 2009 if all conditions to closing are met or waived. Also, if the conditions under the Early Loan Payoff Agreement are met, Reporting Person intends to exercise the option to purchase from HFMA the Warrants described in Item 4 and may thereafter exercise such Warrants from time to time. In addition, the pre-emptive rights described in Item 4 permit Reporting Person to maintain his then current ownership interest in Issuer for an indefinite period of time by making additional investments in Issuer's equity securities on terms provided to other persons or entities, and Reporting Person currently intends to exercise his pre-emptive rights as opportunities present themselves.

         Except as set forth in the Schedule 13D, as amended by this Amendment, Reporting Person currently has no plans or proposals that relate to or would result in any of the following matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D: (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any other material change in Issuer's business or corporate structure; (g) any changes in Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of Issuer by any person; (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Issuer becoming eligible for termination of the registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

CUSIP No. 45821T 10 8                 13D                         Page 5 of 8

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         (a) See Item 4 above. Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of 128,015,892 shares of common stock, including 64,668,001 outstanding shares and an additional 63,347,891 shares of common stock that Reporting Person may acquire pursuant to a purchase right granted by Issuer under the SPA described in Item 4. The 128,015,892 shares represent a beneficial ownership interest of approximately 56.8% of Issuer's common stock, as calculated pursuant to Rule 13d-3(a). The 64,668,001 outstanding shares currently owned by Reporting Person represent approximately 39.9% of Issuer's 161,973,929 outstanding shares.

         (b) As indicated in Item 4, Reporting Person shares voting power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a) above. Reporting Person has sole dispositive power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a) above. However, Reporting Person has agreed, pursuant to the proxy granted to Mogel, that Reporting Person shall not, without prior written consent of Mogel, take or permit any action, prior to termination of the proxy, to directly or indirectly (i) sell, give, assign, transfer, exchange, pledge or otherwise dispose of or encumber, or make any offer or agreement relating to any of the foregoing with respect to, any of the shares that are the subject of the proxy, except where the proxy shall remain in full force and effect with respect to such shares after the consummation of the transaction, (ii) deposit any of the shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the shares or grant any proxy or power of attorney with respect to any of the shares, or (iii) with respect to stockholder votes or actions with respect to which Mogel would be authorized to exercise the proxy, vote or attempt to vote any of the shares at any meeting of Issuer's stockholders or in any action by written consent of Issuer's stockholders in lieu of a meeting, except in a manner reasonably requested by Mogel.

         (c) Other than as described herein, Reporting Person has not effected any transactions in Issuer's common stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 and 5 of this Amendment.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is amended to read as follows:

Exhibit       Description
-------       -----------

   1 Secured Convertible Note Purchase Agreement dated as of September 28, 2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on October 5, 2004)

   2 First Amendment to Secured Convertible Note Purchase Agreement dated as of November 16, 2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on November 22, 2004)

   3 Rescission, Restructuring and Assignment Agreement, dated as of January 27, 2005, by and among Issuer, Reporting Person, William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   4 Form of Stock Purchase Warrant dated as of January 27, 2005, by and between Issuer and Reporting Person (incorporated by reference to Exhibit B-1 that is attached to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

CUSIP No. 45821T 10 8                 13D                         Page 6 of 8

Exhibit       Description
-------       -----------

   5 Payment Agreement dated as of January 31, 2005, by and among Issuer, Reporting Person, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A No. 2 filed by Reporting Person on March 10, 2005)

   6 Irrevocable Proxy dated as of July 2, 2007 by and between Bruce Mogel, as grantee, and Reporting Person, as grantor, and Amendment No. 1 dated July 11, 2007 (incorporated by reference to Exhibit 2 to
         Schedule 13D for July 2, 2007 filed by Bruce Mogel on July 12, 2007)

   7 Securities Purchase Agreement, dated effective as of July 18, 2008, among Issuer, Reporting Person, and William E. Thomas (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on July 21, 2008)

   8 Option and Standstill Agreement, dated effective as of July 18, 2008, among Medical Provider Financial Corporation I, Medical Provider Financial Corporation II, Medical Provider Financial Corporation III, Healthcare Financial Management & Acquisitions, Inc. and Reporting Person (filed with this Amendment)

   9 Early Loan Payoff Agreement, dated effective as of July 18, 2008, among Issuer; WMC-SA, Inc.; WMC-A, Chapman Medical Center, Inc.; Coastal Communities Hospital, Inc.; Medical Provider Financial Corporation I; Medical Provider Financial Corporation II, Medical Provider Financial Corporation III; and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to
         Exhibit 10.2 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

  10 4.95% Common Stock Warrant, dated October 9, 2007, between Issuer and Healthcare Financial Management & Acquisitions, Inc.
         (incorporated by reference to Exhibit 99.8 to Issuer's Current Report on Form 8-K filed on October 15, 2007)

  11 Amendment No. 1 to 4.95% Common Stock Warrant, dated July 18, 2008, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.2.1 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

  12 31.09% Common Stock Warrant, dated December 12, 2005, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 99.4 to Issuer's Current Report on Form 8-K filed on December 20, 2005)

  13 Amendment No. 1 to 31.09% Common Stock Warrant, dated April 26, 2006, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.16.1 to Issuer's Annual Report on Form 10-K filed on July 14, 2008)

  14 Amendment No. 2 to 31.09% Common Stock Warrant, dated October 9, 2007, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 99.9 to Issuer's Current Report on Form 8-K filed on October 15, 2007)

  15 Amendment No. 3 to 31.09% Common Stock Warrant, dated July 18, 2008, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.2.2 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

CUSIP No. 45821T 10 8                 13D                         Page 7 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      July 22, 2008
                                            ------------------------------------
                                                          (Date)

                                            /s/ Kali P. Chaudhuri, an individual
                                            ------------------------------------
                                                        (Signature)

CUSIP No. 45821T 10 8                 13D                         Page 8 of 8


        EXHIBITS ATTACHED TO THIS AMENDMENT NO. 2 TO SCHEDULE 13D



Exhibit       Description
-------       -----------

   8 Option and Standstill Agreement, dated effective as of July 18, 2008, among Medical Provider Financial Corporation I, Medical Provider Financial Corporation II, Medical Provider Financial Corporation III, Healthcare Financial Management & Acquisitions, Inc. and Reporting Person (filed with this Amendment)

Exhibit 8

                      OPTION AND STANDSTILL AGREEMENT

         This Option and Standstill Agreement (this "AGREEMENT"), dated effective as of July 18, 2008, is made by and among Medical Provider Financial Corporation I, a Nevada corporation ("MPFC I"), Medical Provider Financial Corporation II, a Nevada corporation ("MPFC II"), Medical Provider Financial Corporation III, a Nevada corporation ("MPFC III"), Healthcare Financial Management & Acquisitions, Inc., a Nevada corporation ("OPTIONOR") and Kali P. Chaudhuri, M.D., an individual (the "OPTIONEE").

         WHEREAS, the Optionor is currently the holder of (a) a warrant dated October 9, 2007 issued to Optionor (the "4.95% WARRANT") to purchase a minimum of 16,880,484 shares of common stock (subject to certain adjustments described in the warrant) of Integrated Healthcare Holdings, Inc., a Nevada corporation ("IHHI"), as amended as set forth in EXHIBIT A to the Early Loan Payoff Agreement, and (b) a warrant dated December 12, 2005 issued to Optionor (the "31.09% WARRANT") to purchase a minimum of 26,097,561 shares of common stock (subject to certain adjustments described in the warrant) of IHHI, as amended by amendment no. 1 dated effective as of April 26, 2006 and amendment no. 2 dated effective as October 9, 2007, and as amended as set forth in EXHIBIT B to the Early Loan Payoff Agreement.

         WHEREAS, Optionor desires to sell to Optionee and Optionee desires to purchase from Optionor an option to purchase the 4.95% Warrant and the 31.09% Warrant on the terms and conditions set forth herein.

         NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I.
                                   DEFINITIONS

         1.1 DEFINITIONS. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

                  "$10.7 MILLION CREDIT FACILITY" means the $10,700,000 Credit Agreement and related documents, dated October 9, 2007, among the Borrowers, MPFC III, and the Credit Parties.

                  "$50 MILLION CREDIT FACILITY" means the $50,000,000 Revolving Credit Agreement, dated October 9, 2007, and related documents among the Borrowers, MPFC I, and the Credit Parties.

                  "$80 MILLION CREDIT FACILITY" means the $80,000,000 Credit Agreement and related documents, dated October 9, 2007, among the Borrowers, MPFC II, and the Credit Parties.

                  "BORROWERS" means collectively the following California corporations: IHHI, WMC-SA, Inc., WMC-A, Inc., Chapman Medical Center, Inc. and Coastal Communities Hospital, Inc.

                  "BUSINESS DAY" means any day except Saturday, Sunday and any day that is a federal legal holiday or a day on which banking institutions in the State of California are authorized or required by law or other governmental action to close.

                  "CREDIT FACILITIES" means the $10.7 Million Credit Facility, $80 Million Credit Facility and the $50 Million Credit Facility.

                  "CREDIT PARTIES" means Pacific Coast Holdings Investment, LLC, a California limited liability company, West Coast, Ganesha Realty, LLC, a California limited liability company, and OC-PIN.

                  "EARLY LOAN PAYOFF AGREEMENT" means that certain Early Loan Payoff Agreement dated effective as of the effective date of this Agreement, by and among the Borrowers, MPFC I, MPFC II, MPFC III and Optionor.

                  "OC-PIN" means Orange County Physicians Investment Network, LLC, a Nevada limited liability company.

                  "PERSON" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

                  "WARRANTS" means the 4.95% Warrant and the 31.09% Warrant.

                  "WEST COAST" means West Coast Holdings, LLC, a California limited liability company.

                                 ARTICLE II.
               OPTION AND STANDSTILL AGREEMENTS REGARDING WARRANTS

         2.1 OPTION TO PURCHASE WARRANT.

                  (a) Subject to the terms and conditions contained herein, Optionor hereby grants to Optionee the right and option ("OPTION") to purchase from Optionor the Warrants, to the extent not then exercised, sold, transferred, assigned or hypothecated by Optionor as permitted in Section 2.2 below, for an aggregate purchase price of Ten Thousand Dollars ($10,000.00) ("PURCHASE PRICE"). In consideration for the grant of the Option, Optionee shall pay Optionor an Option fee of One Hundred Dollars ($100.00) upon execution and delivery of this Agreement.

                  (b) The Option may be exercised at any time from and after payment in full of all amounts due and owing from the Borrowers to MPFC III under the $10.7 Million Credit Facility, to MPFC II under the $80 Million Credit Facility and to MPFC I under the $50 Million Credit Facility (the "FINAL PAYMENT DATE") until the date which is six (6) years following the Final Payment Date.

                  (c) Promptly upon exercise of the Option via delivery of written notice and payment of the Purchase Price to Optionor, Optionor shall transfer to the Optionee the Warrants, or the remainder thereof, and will deliver to the Optionee (with copies to IHHI) duly executed warrant assignments and any additional deliveries required to transfer to the Optionee the Warrants, or remainder thereof, provided that Optionee agrees to be bound by all of the terms of the Warrants as the Holder thereunder.

         2.2 STANDSTILL; EXCEPTIONS. Prior to expiration of the Option, Optionor agrees not to amend or terminate either the 4.95% Warrant or the 31.09% Warrant (except as explicitly set forth in EXHIBIT A and EXHIBIT B attached to the Early Loan Payoff Agreement on the effective date of this Agreement) without the prior written consent of the Optionee, which may be granted or withheld in the Optionee's sole discretion. Prior to expiration of the Option, Optionor shall not exercise, sell, transfer, assign or hypothecate either Warrant except during such time or times as (a) IHHI is then in payment default (after the expiration of all applicable cure periods) under any of the Credit Facilities and (b) the Optionee has been provided in writing with a notice of such payment default and a forty-five (45) day opportunity following Optionee's receipt of such notice of payment default to assist IHHI in curing such payment default. To Optionor's knowledge, IHHI is not in payment default as of the effective date of this Agreement under any of the Credit Facilities.

         2.3 NO CHANGE OF CONTROL OR DEFAULT. To the extent that the transactions contemplated herein, including without limitation, the Option, or any other concurrent, previous or future acquisition or disposition of voting or dispositive power over or a pecuniary interest in IHHI's securities by the Optionee or William E. Thomas, or their respective affiliates (through a purchase, a sale, an exercise, a grant, modification, revocation or expiration of a proxy, or otherwise), constituted, constitutes or would constitute a "Change of Control", "Default", "Event of Default" or other breach under any of the Credit Facilities or the Warrants, MPFC I, MPFC II, MPFC III and Optionor each waive such breach or event in connection with such Credit Facilities and the Warrants.

         2.4 NO CONTRAVENTION. MPFC I, MPFC II, MPFC III and Optionor, or any of them, shall not enter into any arrangement or take any action (including without limitation, by way of amendment to or termination of the Early Loan Payoff Agreement or Credit Facilities) which has the effect of modifying, eliminating or diminishing Optionee's rights under this Agreement without Optionee's prior written consent, which may be given or withheld in Optionee's sole discretion.

         2.5 EARLY LOAN PAYOFF AGREEMENT. Notwithstanding any other provision hereof, this Agreement shall not become effective unless and until the Early Loan Payoff Agreement is fully executed and delivered by the parties thereto, and the First Payoff Amount, as defined therein, has been paid by or on behalf of Borrowers to MPFC III, as provided therein. Notwithstanding any other provision hereof, with the exception of Article III hereof, this Agreement shall terminate and be of no further force or effect if the Second Payoff Amount, as defined in the Early Loan Payoff Agreement, has not been paid by or on behalf of Borrowers to MPFC III, as provided in the Early Loan Payoff Agreement, on or before January 10, 2009.

                                  ARTICLE III.
                                  MISCELLANEOUS

         3.1 FEES AND EXPENSES. Each party shall pay their own respective fees and expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the transactions contemplated in this Agreement.

         3.2 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

         3.3 NOTICES. Whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other parties, or whenever any of the parties desires to give or serve upon any other parties any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be deemed to have been validly served, given or delivered: (a) upon the earlier of actual receipt or three (3) Business Days after deposit in the United States Mail, registered or certified mail, return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by telecopy or facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this
SECTION 3.3); (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated below, or to such other address (or facsimile number) as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Failure or delay in delivering copies of any notice, demand, request, consent, approval, declaration or other communication to any Person to receive copies shall in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration or other communication. The address for such notices and communications shall be as follows:

         If to MPFC I,
         MPFC II, MPFC III
         or Optionor:              Medical Provider Financial Corporation I
                                   2100 South State College Blvd.
                                   Anaheim, CA 92806
                                   Attn:  Sidney Field, CEO, or
                                   Joseph J. Lampariello, President and COO, or
                                   Adam Field, Sr. Vice President Development
                                   Facsimile: (714) 935-3114

         With a copy to:           Sedgwick, Detert, Moran & Arnold LLP
                                   One Market Plaza, Steuart Tower, 8th Floor
                                   San Francisco, CA 94105
                                   Attn:  Gary C. Sheppard, Esq.
                                   Facsimile: (415) 781-2635

         If to the Optionee:       Kali P. Chaudhuri, M.D.
                                   c/o Strategic Global Management, Inc.
                                   6800 Indiana Avenue, Suite 130
                                   Riverside, CA 92506
                                   Facsimile: (951) 766-9944

         With copies to:           Rutan & Tucker, LLP
                                   611 Anton Blvd., Suite 1400
                                   Costa Mesa, CA  92626
                                   Attn: Gregg Amber, Esq.
                                   Facsimile: (714) 546-9035

                                   and

                                   Strategic Global Management, Inc.
                                   6800 Indiana Avenue, Suite 130
                                   Riverside, CA 92506
                                   Attn: William E. Thomas, Esq.
                                   Facsimile: (951) 766-9944

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

         3.4 AMENDMENTS; WAIVERS; NO ADDITIONAL CONSIDERATION. No provision of this Agreement may be waived or amended except in a written instrument signed by each of the parties hereto. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

         3.5 CONSTRUCTION. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the transaction documents in connection herewith.

         3.6 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. Provided that all amounts due from the Borrowers to MPFC III under the $10.7 Million Credit Facility, to MPFC II under the $80 Million Credit Facility and to

MPFC I under the $50 Million Credit Facility are paid off, Optionee may assign any or all of his rights under this Agreement and the Option to a third party, provided that such third party agrees in writing to be bound by all of the provisions hereof that apply to Optionee.

         3.7 NO THIRD-PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         3.8 GOVERNING LAW. In all respects, including all matters of construction, validity and performance, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Nevada applicable to contracts made and performed in that state and any applicable laws of the United States of America. Each party hereto hereby consents and agrees that the state or federal courts located in the State of Nevada, Clark County, City of Las Vegas, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among the parties pertaining to this Agreement or to any matter arising out of or relating to this Agreement; provided, that the parties hereto each acknowledge that any appeals from those courts may have to be heard by a court located outside of Clark County, Nevada. Each of the parties hereto expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and each of the parties hereto hereby waives any objection that any such party may have based upon lack of personal jurisdiction, improper venue or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Each of the parties hereto hereby agrees that service of such summons, complaints and other process may be made at the addresses set forth below their signatures on this Agreement.

         3.9 EXECUTION. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile or other form of electronic transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or electronic signature page were an original thereof.

         3.10 SEVERABILITY. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

         3.11 REMEDIES. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each party hereunder will be entitled to specific performance of this Agreement. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and each party hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

         3.12 ATTORNEYS' FEES. If any action or proceeding is brought by any party hereto against any other party hereto, the prevailing party shall be entitled to recover from the other party reasonable attorneys' fees and statutory and non-statutory costs incurred in connection with the prosecution or defense of such action.

         3.13 TIME OF THE ESSENCE. Time is of the essence in the performance of each and every term, condition and covenant of this Agreement.



                  (REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)
                            (SIGNATURE PAGES FOLLOW)

         IN WITNESS WHEREOF, the parties hereto have caused this Option and Standstill Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.


  HEALTHCARE FINANCIAL MANAGEMENT & ACQUISITIONS, INC. KALI P. CHAUDHURI, M.D.

  By:/s/ Joseph J. Lampariello                         /s/ Kali P. Chaudhuri
    ---------------------------                        ------------------------------
 Name:  Joseph J. Lampariello
  Title:  President and COO

  MEDICAL PROVIDER FINANCIAL CORPORATION I             MEDICAL PROVIDER FINANCIAL CORPORATION II

  By:/s/ Joseph J. Lampariello                         By: /s/ Joseph J. Lampariello
    ---------------------------                        ------------------------------

  Name:  Joseph J. Lampariello                         Name:  Joseph J. Lampariello
  Title:  President and COO                            Title:   President and COO

  MEDICAL PROVIDER FINANCIAL CORPORATION III

  By:/s/Joseph J. Lampariello
    ---------------------------
  Name:  Joseph J. Lampariello
  Title:  President and COO